The transactions pursuant to the joint share transfer described in this press release involve securities of a Japanese company. The joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

May 14, 2021

To Whom It May Concern:

Company name:	The Michinoku Bank, Ltd.
Representative name:	Takayuki Fujisawa, President and Director
Stock code:	8350 (First section of the Tokyo Stock Exchange)
Contact:	Koichi Komura, Executive Officer and General Manager of Management Planning Division
(TEL +81(0)17－774－1111)
Company name:	The Aomori Bank, Ltd.
Representative name:	Susumu Narita, President and Director
Stock code:	8342 (First section of the Tokyo Stock Exchange)
Contact:	Shin Kidachi, Executive Officer and General Manager of General Planning Division
(TEL +81(0)17－777－1111)

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Notice Regarding Basic Agreement on Business Integration between

The Michinoku Bank, Ltd. and The Aomori Bank, Ltd.

The Michinoku Bank, Ltd. (President: Takayuki Fujisawa; “Michinoku Bank”) and The Aomori Bank, Ltd. (President: Susumu Narita; “Aomori Bank”; Michinoku Bank and Aomori Bank collectively, the “Banks”) give notice as follows of the resolution at their respective board of directors meetings held today regarding a basic agreement on proceeding with discussions and consideration of the business integration by establishing a holding company (the “Business Integration”) in accordance with the Act Concerning Special Measures of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade for the Maintenance of Basic Services Associated with the Banking Business and General Passenger Vehicle Transportation Business Operators in Local Areas (the “Special Measures Act”).

1.	Background to Consideration of the Business Integration

Michinoku Bank and Aomori Bank are both regional banks with their head offices located in Aomori Prefecture. They each use keywords such as “local” and “customers” in its corporate vision, and with their mission to create a vibrant regional community and happiness and development for customers, they make efforts to demonstrate a financial intermediation function. Also, by maintaining and providing a stable financial system, the Banks have contributed to the regional community and customers.

On the other hand, while the reduction in profit margins between lending and deposits and the decrease in earnings from securities management over a long period due to the low interest-rate environment continue, there are concerns that the decrease in population, declining birthrate, and aging population is certain to progress in Aomori Prefecture, with the impact on regional economies to increase. The business environment encompassing the Banks is therefore expected to become increasingly severe.

The Banks recognize that the role of the Banks will become increasingly important in order for regional communities to experience sustained development, such as through measures for uninterrupted financial support to regional business operators who have been impacted by the spread of the novel coronavirus and for transforming the social structure during and after the coronavirus era. Further, the Banks recognize the need to deal with diverse customer needs and enhance services by taking on challenges in new fields that surpass the boundaries of existing financial services, against a backdrop of developing digital technology and deregulation.

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On October 28, 2019, the Banks released the “Notice on Commencement of Consideration of Comprehensive Partnership” and pursued collaborations in a variety of fields, such as a tie up on mutual free-of-charge ATM usage. While the Banks proceeded with the discussion on such collaborations, the Banks considered the possibility of a business integration utilizing the Special Measures Act as one of the options of the business strategy. As the Banks continued to consider such option, the Banks decided that the best option to achieve their mission of creating a vibrant regional community and happiness and development for customers is to create a sound business foundation that can continue to provide the region with high quality, stable financial services in the harsh business environment and reinforce their financial intermediation function and financial services that exploit their respective strengths, and to discover and exploit new value in the region. Consequently, they resolved today to proceed with discussions and consideration of the Business Integration based on a mutual trust and an equal footing.

2.	Fundamental Principle and Purpose of the Business Integration
(1)	Fundamental principle

To create a new group that can contribute to regional and customer growth and development, exploiting the Banks’ group strengths without being bound by financial frameworks.

(2)	Purpose

By expanding business fields that exploit an enhanced financial intermediation function and regional advantages through the combination of know-how, information, and networks of the Banks’ group, common value will be created for the region and customers, and attempts will be made to create a sound business foundation through rationalization and improved efficiency of operations. With that, the Banks will achieve sustained growth with the region by maintaining and improving the stability of financial systems and the provision of financial services, further developing local industry, and improving the livelihood of local residents.

3.	Expected Synergy from Business Integration

The Banks are considering specific measures based on the following synergies in order to promptly achieve the purpose of the Business Integration.

(1)	Reinforcement of financial intermediation function and financial services
(i)	Corporate banking

The Banks will make efforts to reinforce support for business operators, including support based on their life stages and provision of advanced solutions, and to cultivate local industries that can overcome the coronavirus crisis, by combining the Bank’s know-how, information, and networks that they own and exploiting each other’s group companies. The Banks will also utilize capacity for risk-taking created by the Business Integration to actively provide funds.

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(ii)	Retail banking

The Banks will improve the convenience of settlement transactions, asset management and loan utilization through the joint development of products and services and the expansion of digital channels and services. Further, they will improve their consulting expertise by combining each other’s know-how and human resources and provide services that exceed customer expectations that conform with the customer’s life plan.

(iii)	Promotion of regional development

The Banks will exploit the strong relations with local governments and know-how cultivated by the Banks and their group companies, make efforts to provide various solutions to the public sector and resolve local issues such as the health campaign for longer lives by promoting health management, and contribute even more to the creation of a vibrant regional community.

(2)	Rationalization and efficiency of business

By taking steps to advance rationalization and efficiency of business, such as common use of systems and administration, streamlining of head office organizations and optimization of channel networks and subsidiaries, the Banks will create a sound business foundation that can continue to provide financial services and contribute to regional communities into the future.

(3)	Expansion of business fields

The Banks are taking on challenges in new business fields by utilizing their diverse human resources and investment capabilities created by the Business Integration. The Banks will contribute to further developing local industries and improving the quality of life for local residents by gaining an understanding of the region and moving into new business fields that will exploit the advantages and potential of the region and resolve local issues, such as bringing together human resources, information, and know-how held by both groups with local resources, and making efforts to expand local trading company functions.

4.	Transaction Structure of Business Integration
(1)	Transaction structure

The Banks will proceed with discussions and consideration of the establishment of a holding company through a joint share transfer (i.e., effecting a joint share transfer) targeted for April 1, 2022, conditioned on the Banks reaching final agreement on conducting the Business Integration, obtaining approval of the Banks’ shareholders and obtaining the necessary authorization, etc. from the relevant authorities for carrying out the Business Integration. The transaction structure of the Business Integration may change in the process of continued discussions and consideration by the Banks in the future due to circumstances involving the progress of procedures or other grounds.

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With the purpose of optimizing the effects of the integration, the Banks are also proceeding with discussions and consideration of the basic policy that the Banks merge two years after the effective date of the Business Integration.

(2)	Intention behind establishment of a holding company

The Banks have decided to prioritize the demonstration of synergies by exploiting their respective strengths and aim for the Business Integration through the establishment of a holding company. The plan behind the holding company is to increase its function and the aim is to increase corporate value, considering various points of view.

Further, the holding company to be established is expected to have its shares of common stock listed on the first section of the Tokyo Stock Exchange. The Banks will also become a wholly owned subsidiary of the holding company through the share transfer, and it is therefore expected that their shares will be delisted from the Tokyo Stock Exchange before the effective date of the share transfer.

5.	Outline of Holding Company
(1)	Location of main branch and function of head office

The location of the main branch will be Katta, Aomori-shi, Aomori Prefecture (the current head office of Michinoku Bank), and the function of head office will be in Hashimoto, Aomori-shi, Aomori Prefecture (the current head office of Aomori Bank).

(2)	Organization, etc.
(i)	Organization

The holding company will be a company with an audit and supervisory committee.

(ii)	President and representative director, etc.

Aomori Bank’s president and director is expected to be appointed as president and representative director, and Michinoku Bank’s president and director is expected to be appointed as vice president and representative director. Other matters such as the trade name of the holding company and the officer structure will be decided by the Banks at a later date before the execution of the definitive agreement.

Note:	The above matters are the plan at this point in time, but may change following future discussions between the Banks.

6.	Share Transfer Ratio

The share transfer ratio in the Business Integration will be set out in the definitive agreement, taking into account the results of future due diligence, and the results of the share transfer ratio calculation by Mizuho Securities Co., Ltd., which is Michinoku Bank’s third-party calculation agent, and Daiwa Securities Co. Ltd., which is Aomori Bank’s third-party calculation agent.

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7.	Establishment of Integration Planning Committee

The Banks will establish an “Integration Planning Committee”, focused on discussions regarding the Business Integration.

8.	Schedule

May 14, 2021 (today)	Execution of basic agreement regarding the Business Integration
October to November 2021 (scheduled)	Resolution at board of directors meetings of the Banks regarding definitive agreement regarding the Business Integration (including share transfer plan) and execution of such agreement
December 2021 to January 2022 (scheduled)	Extraordinary shareholders meetings of the Banks (resolution for approval of share transfer plan)
April 1, 2022 (scheduled)	Establishment of holding company (effective date) and listing date of the holding company
Note:	The above matters are scheduled at this point in time but are subject to change following future discussions between the Banks. Authorization under the Banking Act and the Special Measures Act must be obtained to perform the Business Integration. If the schedule of the Business Integration is delayed in relation to those various procedures, the Banks will promptly announce that delay.

End

Contact Information

The Michinoku Bank, Ltd.	Management Planning Division	Public Relations Office	TEL:	+81(0)17-774-1274
The Aomori Bank, Ltd.	General Planning Division	Public Relations Office	TEL:	+81(0)17-777-1111

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Reference

(1)	Company outline (as of March 31, 2021)
Trade name	The Michinoku Bank, Ltd.		The Aomori Bank, Ltd.
Date of establishment	October 27, 1921		October 1, 1943
Address of head office	3-1 Katta 1-chome, Aomori-shi, Aomori		9-30 Hashimoto 1-chome, Aomori-shi, Aomori
Representative	Takayuki Fujisawa, President and Director		Susumu Narita, President and Director
Capital	36.9 billion yen		19.5 billion yen
Total number of issued shares	Common stock 18,135 thousand shares Class A preferred stock 4,000 thousand shares		Common stock 20,512 thousand shares
Total assets (consolidated)	2,360.4 billion yen		3,681.4 billion yen
Net assets (consolidated)	88.7 billion yen		118.9 billion yen
Capital adequacy ratio (consolidated)	7.93%		9.77%
Balance of deposits (non-consolidated)	2,146.4 billion yen		2,893.5 billion yen
Outstanding balance of loans (non-consolidated)	1,721.2 billion yen		1,856.3 billion yen
Fiscal year end	March 31		March 31
No. of employees (non-consolidated)	1,299		1,196
Number of branches (including agencies)	94		90
Major shareholders and shareholding ratios (excluding treasury stock)	The Resolution and Collection Corporation	18.18%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.29%
	Custody Bank of Japan, Ltd. (Trust Account 4)	5.61%	Custody Bank of Japan, Ltd. (Trust Account 4)	4.25%
	Custody Bank of Japan, Ltd. (Trust Account)	3.91%	Custody Bank of Japan, Ltd. (Trust Account)	3.90%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.73%	Nippon Life Insurance Company	2.34%
	The Michinoku Bank Employee Shareholding Association	1.87%	Meiji Yasuda Life Insurance Company	2.33%

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(2)	Outline of performance for most recent three years (units: million yen)
	The Michinoku Bank, Ltd.			The Aomori Bank, Ltd.
Fiscal year end	March 2019	March 2020	March 2021	March 2019	March 2020	March 2021
Ordinary income (consolidated)	42,111	37,646	41,877	42,984	43,003	41,350
Ordinary profit (consolidated)	1,523	(3,209)	2,217	4,959	2,324	3,665
Net profit attributable to parent company(consolidated)	670	(4,596)	1,942	3,218	1,470	2,251
(Reference)
Gross operating profit (non-consolidated)	23,404	19,952	22,759	27,172	25,450	25,388
Net operating profit (non-consolidated)	1,190	(1,803)	2,809	4,093	3,338	3,086
Note:	Auditing procedures have not been completed for the fiscal year ended March 2021.

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